SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Lisbon Commercial Registry
and Corporate Number 503 215 058

Zeinal Bava appointed Chief Executive Officer of PT

Lisbon, Portugal, 28 March 2008 – Portugal Telecom announces that Zeinal Bava was appointed as Chief Executive Officer (CEO) at the meeting of the Board of Directors held today following the Annual General Meeting of Shareholders. Prior to this appointment, Zeinal Bava was the Deputy CEO of PT and headed the domestic business.

The appointment of PT’s new CEO followed the resignation submitted by Henrique Granadeiro, the former CEO, who will continue in office as Chairman of the Board of Directors. As a result, PT will resume a governance model based on a separate Chairman and CEO. Moreover, Portugal Telecom announces that the remaining composition of the Executive Committee remained unchanged.

This announcement is pursuant to the terms of article 248 of the Portuguese Securities Code and of paragraph f) of article 3 of the Portuguese Securities Commission Regulation no. 4/2004,

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:         Nuno Prego, Investor Relations Director

nuno.prego@telecom.pt

Portugal Telecom

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.